

August 6, 2020

Nora LaFreniere
Executive Vice President
Otis Worldwide Corporation
One Carrier Place
Farmington, Connecticut 06032

      Re: Otis Worldwide Corporation
          Registration Statement on Form S-4
          Filed July 31, 2020
          File No. 333-240272

Dear Ms. LaFreniere:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Thomas Jones at 202-551-3602 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Manufacturing

cc: Joshua R. Cammaker, Esq.